================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                   For the Fiscal Quarter Ended: June 30, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)

            Ireland                                   98-0151465
 (State or other jurisdiction of          (I.R.S. employer identification no.)
  incorporation or organization)

         The IONA Building                               None
    Shelbourne Road, Ballsbridge                      (Zip code)
          Dublin 4, Ireland
(Address of principal executive offices)

                              (011) 353-1-637-2000
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [X] Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ______     No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                                TABLE OF CONTENTS

Part I.       FINANCIAL INFORMATION
Item 1.  Condensed Consolidated Financial Statements:

       (a)    Condensed Consolidated Balance Sheets at June 30, 2002
              and December 31, 2001                                                     3

       (b)    Condensed Consolidated Statements of Operations for the Three and
              Six Months Ended June 30, 2002 and 2001                                   4

       (c)    Condensed Consolidated Statements of Cash Flows for the Six Months
              Ended June 30, 2002 and 2001                                              5

       (d)    Notes to Condensed Consolidated Financial Statements                      6

Item 2.    Management's Discussion and Analysis of Financial Condition
           and Results of Operations                                                   11

Item 3.    Quantitative and Qualitative Disclosures About Market Risks                 29

Part II.      OTHER INFORMATION

Item 2.    Changes in Securities and Use of Proceeds                                   30

Item 6.    Exhibits and Reports on Form 6-K                                            30

SIGNATURES                                                                             31

                                  Page 2 of 31

Part I.  FINANCIAL INFORMATION
ITEM 1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              IONA Technologies PLC

                      Condensed Consolidated Balance Sheets
          (U.S. dollars in thousands, except share and per share data)

                                                                       June 30,        December 31,
                                                                         2002            2001 (1)
                                                                     (unaudited)
                                                                   --------------------------------
                              ASSETS

Current assets:
    Cash and cash equivalents                                           $ 14,754          $ 28,509
    Restricted Cash                                                        1,223             1,078
    Marketable securities                                                 83,665            24,110
    Accounts receivable, net of allowance for doubtful accounts of
       $1,321 at June 30, 2002 and December 31, 2001                      26,761            44,207
    Prepaid expenses and other current assets                              4,416             4,290
                                                                   --------------------------------
       Total current assets                                              130,819           102,194

Property and equipment, net                                               16,872            18,789
Other non-current assets, net (Note 7)                                    34,405            47,948
Investments                                                                   50                50
Goodwill and indefinite lived intangible assets, net  (Note 8)           276,808           268,717
                                                                   --------------------------------
       Total assets                                                     $458,954          $437,698
                                                                   ================================

               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                    $  1,400          $  3,429
    Accrued payroll and related expenses                                   7,318            12,134
    Other accrued liabilities                                             16,737            14,017
    Deferred revenue                                                      25,141            32,352
                                                                   --------------------------------
       Total current liabilities                                          50,596            61,932

Shareholders' equity:
    Ordinary Shares, 0.0025 par value, 150,000,000
       Shares authorized; 32,590,505 and 27,816,711 shares
       issued and outstanding at June 30, 2002 and
       December 31, 2001, respectively                                        91                80
    Additional paid-in capital                                           492,916           427,128
    Accumulated deficit                                                  (81,709)          (46,620)
    Deferred stock compensation                                           (2,940)           (4,822)
                                                                   --------------------------------
       Total shareholders' equity                                        408,358           375,766
                                                                   --------------------------------
       Total liabilities and shareholders' equity                       $458,954          $437,698
                                                                   ================================

(1) The December balance sheet information has been derived from the December 31, 2001 audited consolidated financial statements.

                              IONA Technologies PLC

                 Condensed Consolidated Statements of Operations
               (U.S. dollars in thousands, except per share data)

                                                       Three Months Ended                     Six Months Ended
                                                   June 30,         June 30,              June 30,        June 30,
                                                     2002             2001                  2002            2001
                                                 (unaudited)      (unaudited)           (unaudited)      (unaudited)
                                               ----------------------------------     ---------------------------------
Revenues:
     Product revenue                               $ 13,431         $ 35,650              $ 38,998         $ 63,285
     Service revenue                                 12,907           15,887                26,862           30,904
                                               ----------------------------------     ---------------------------------
        Total revenue                                26,338           51,537                65,860           94,189
Cost of revenue:
     Cost of product revenue                            565              941                 1,021            2,144
     Cost of service revenue                          7,244            9,388                14,831           17,819
                                               ----------------------------------     ---------------------------------
        Total cost of revenue                         7,809           10,329                15,852           19,963
                                               ----------------------------------     ---------------------------------
        Gross profit                                 18,529           41,208                50,008           74,226

Operating expenses:
     In-process research and development                  -            3,600                     -            3,600
     Research and development                        10,479           10,935                20,993           18,884
     Sales and marketing                             20,185           26,670                40,888           44,969
     General and administrative                       3,383            4,455                 6,945            8,014
     Amortization of other non current assets         3,283            5,341                 6,551            6,339
     Amortization of goodwill and indefinite
         lived intangible assets                          -           15,139                     -           18,258
     Restructuring                                    7,862            5,705                 7,862            5,705
     Write-off of assets and related costs            1,579                -                 1,579                -
                                               ----------------------------------     ---------------------------------
        Total operating expenses                     46,771           71,845               84,818           105,769
                                               ----------------------------------     ---------------------------------
Loss from operations                                (28,242)         (30,637)              (34,810)         (31,543)
     Interest income, net                               397              785                   596            1,849
     Net exchange loss                                 (120)            (149)                 (375)            (269)
     Gain on sale of investment and other
         income                                           -                -                     -              164
                                               ----------------------------------     ---------------------------------
Loss before provision
    for (benefit of) income taxes                   (27,965)         (30,001)              (34,589)         (29,799)
Provision for (benefit of) income taxes                 500           (1,292)                  500             (681)
                                               ----------------------------------     ---------------------------------
Net loss available to Ordinary
   Shareholders                                    $(28,465)        $(28,709)             $(35,089)        $(29,118)
                                               ==================================     =================================

Basic net loss  per
   Ordinary Share and per ADS                      $  (0.87)        $  (1.14)             $  (1.13)        $  (1.23)
                                               ==================================     =================================
Shares used in computing
   basic net loss per Ordinary Share
   and per ADS (in thousands)                        32,591           25,084                30,995           23,625
                                               ==================================     =================================
Diluted net loss per Ordinary Share
   and per ADS                                     $  (0.87)        $  (1.14)             $  (1.13)        $  (1.23)
                                               ==================================     =================================
Shares used in computing diluted
   net loss per Ordinary Share
   and per ADS (in thousands)                        32,591           25,084                30,995           23,625
                                               ==================================     =================================

                Certain amounts in 2001 have been reclassified to
                       conform to the 2002 presentation.

                              IONA Technologies PLC
                 Condensed Consolidated Statements of Cash Flows
                           (U.S. dollars in thousands)

                                                                                                   Six Months Ended
                                                                                             June 30,          June 30,
                                                                                               2002               2001
                                                                                            (unaudited)       (unaudited)
                                                                                       ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                      $  (35,089)       $  (29,118)
Adjustments to reconcile net loss to
  net cash (used in) provided by operating activities:
    Depreciation and amortization                                                                 10,508            26,232
    In-process research and development                                                                -             3,600
    Write-down of technology costs                                                                     -             2,070
    Stock compensation                                                                               850               932
    Write-off of assets and related costs                                                          1,579                 -
    Profit on marketable securities                                                                 (102)             (916)
    Profit on sale of investments                                                                                     (164)
    Purchase of marketable securities                                                           (121,663)         (155,176)
    Sale of marketable securities                                                                 62,210           162,026
Changes in operating assets and liabilities
    Additions to restricted cash deposits                                                           (145)                -
    Accounts receivable                                                                           17,446             3,543
    Prepaid expenses and other assets                                                                (87)              200
    Accounts payable                                                                              (2,029)            1,933
    Accrued payroll and related expenses and other accrued liabilities                            (2,096)           (1,764)
    Deferred revenue                                                                              (7,211)            4,341
                                                                                       ------------------------------------
Net cash (used in) provided by  operating activities                                           $ (75,829)        $  17,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                                                (3,478)           (2,771)
Purchase of other assets                                                                             (60)          (15,000)
Payment for acquisitions                                                                               -           (33,713)
Proceeds from sale of investments                                                                      -               400
                                                                                       ------------------------------------
Net cash used in investing activities                                                          $  (3,538)        $ (51,084)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs                                                      $  65,612         $   4,978
                                                                                       ------------------------------------
Net cash provided by financing activities                                                      $  65,612         $   4,978

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                        (13,755)          (28,367)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                  28,509            38,193
                                                                                      ------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                     $  14,754         $   9,826
                                                                                       ====================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                                                      -         $       1
    Taxes paid                                                                                 $     640         $   1,939
                                                                                       ====================================
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
    Shares and options issued in connection with acquisitions                                  $   1,219         $ 306,209
                                                                                       ====================================

                              IONA Technologies PLC

              Notes to Condensed Consolidated Financial Statements

1.  Interim Condensed Consolidated Financial Statements

     These interim condensed consolidated financial statements have been prepared by IONA Technologies PLC ("IONA" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with United States generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. See "--Factors Affecting Future Results." For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2001 included in IONA's Annual Report on Form 20-F under the Securities Exchange Act of 1934.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.  Companies Acts, 1963 to 2001

     The financial information relating to IONA Technologies PLC and its subsidiaries included in this document, does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to IONA's annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the financial statements for the year ended December 31, 2001. A copy of the full accounts for the year ended December 31, 2001 will be annexed to the relevant annual return, which will be filed following the annual general meeting of IONA which was held on July 30, 2002.

3.  Accounting Pronouncements

     The Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in June 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective January 1, 2002, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill and indefinite lived intangible assets upon adoption of SFAS 142. IONA will complete annual impairment tests for goodwill and indefinite lived intangible assets on October 1, 2002 in accordance with SFAS 142.

     The Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Application of these new rules had no material impact on the consolidated financial statements of the Company for the six months ended June 30, 2002.

     The Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") in August 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Application of these new rules had no material impact on the consolidated financial statements of the Company for the six months ended June 30, 2002.

4.  Restricted Cash

     IONA has approximately $1,223,000 in restricted cash deposits, which relate primarily to annual renewable letter of credit facilities with Citizens Bank for the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities. Should IONA not renew these letter of credit facilities or default on its rental obligations, the identified amounts will be payable to the lessors.

5.  Marketable Securities

     Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and unrealized holding gains and losses reflected in earnings.

6.  Investments

     Investments consist of equity securities and are stated at market value. All investments are defined as available for sale securities under the provisions of SFAS 115, and any unrealized holding gains or losses are reported as a separate component of shareholders' equity, as accumulated other comprehensive income (loss). There were no unrealized holding gains or losses reported for the six months ended June 30, 2002.

7.  Other Non-Current Assets

     Other non-current assets consist of the following:

                                                                 June 30,         December 31,
                                                                   2002               2001
                                                             -------------------------------------
                                                                 (U.S. dollars in thousands)
     Purchased technology ..................................         $53,824             $53,764
     Assembled workforce ...................................               -               8,658
     Security deposits .....................................             764                 803
                                                             -------------------------------------
          Total other non-current assets ...................          54,588              63,225

     Accumulated amortization ..............................         (20,183)            (15,277)
                                                             -------------------------------------
          Total other non-current assets, net...............         $34,405             $47,948
                                                             =====================================


     Upon the adoption of SFAS 142 on January 1, 2002, IONA reclassified the net carrying amount of assembled workforce of $6.8 million from other non-current assets to goodwill and indefinite lived intangible assets.

8.  Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets

     Net loss and net loss per share for the three and six months ended June 30, 2002 and 2001, adjusted to exclude amortization of goodwill and indefinite lived intangible assets, is as follows:

                                                                       Three Months Ended               Six Months Ended
                                                                    June 30,         June 30,        June 30       June 30,
                                                                      2002             2001           2002           2001
                                                                ----------------- --------------- -------------- --------------
                                                                  (U.S. dollars in thousands,     (U.S. dollars in thousands,
                                                                     except per share data)          except per share data)
Reported net loss ............................................      $(28,465)         $(28,709)     $(35,089)     $ (29,118)

SFAS No. 142 effect - Goodwill ...............................             -            15,139             -         18,258
                                                                ----------------- --------------- -------------- --------------
Adjusted net loss ............................................      $(28,465)         $(13,570)     $(35,089)     $ (10,860)

Reported basic and diluted net loss per Ordinary Share and
  per ADS ....................................................      $  (0.87)         $  (1.14)     $  (1.13)     $   (1.23)

SFAS No. 142 effect -Goodwill ................................             -              0.60             -           0.77
                                                                ----------------- --------------- -------------- --------------

Adjusted basic and diluted net loss per Ordinary Share and
  per ADS ....................................................      $  (0.87)         $  (0.54)     $  (1.13)     $   (0.46)

     Identifiable intangible assets comprise goodwill and indefinite lived intangible assets, which are not amortizable, and certain intangible other non-current assets, which are amortizable. Other non-current asset amortization for the three and six months ended June 30, 2002 was $3.3 million and $6.6 million, respectively. Other non-current asset amortization for the three and six months ended June 30, 2001 was $5.3 million and $6.3 million, respectively.

     Intangible assets are analyzed as follows:

                                                  June 30, 2002                          December 31, 2001
                                       -----------------------------------      -----------------------------------
                                        Gross                                    Gross
                                      Carrying     Accumulated                 Carrying      Accumulated
                                       Amount      Amortization        Net      Amount      Amortization        Net
                                       ------      ------------        ---      ------      ------------        ---
                                           (U.S. dollars in thousands)               (U.S. dollars in thousands)
Goodwill and indefinite lived
intangible assets -
non amortizable:
Goodwill ..........................    $343,248      $66,440        $276,808     $333,371      $64,654       $268,717

Other non-current
  assets-amortizable:
Purchased technology ..............      53,824       20,183          33,641       53,764       13,491         40,273
Assembled workforce ...............           -            -               -        8,658        1,786          6,872
                                    -----------------------------------------------------------------------------------
                                         53,824       20,183          33,641       62,422       15,277         47,145
                                    -----------------------------------------------------------------------------------
Total identifiable intangible
  assets ..........................    $397,072      $86,623        $310,449     $395,793      $79,931       $315,862
                                    ===================================================================================

     Upon the adoption of SFAS 142 on January 1, 2002, IONA reclassified the net carrying amount of assembled workforce of $6.8 million from other non-current assets to goodwill and indefinite lived intangible assets.

     During the six months ended June 30, 2002, IONA allocated approximately $1.2 million of additional purchase price to goodwill and indefinite lived intangible assets in connection with the acquisition of Object Oriented Concepts, Inc. ("OOC") for the achievement of certain performance targets by OOC in accordance with the terms of the acquisition.

     Other non-current asset amortization is estimated to be $6.7 million for the remainder of 2002, $12.7 million in 2003, $11.5 million in 2004, $2.7 million in 2005, and nil in 2006.

9.  Computation of Comprehensive Loss

     Comprehensive Loss is computed as follows:

                                                       Three Months Ended                     Six Months Ended
                                                   June 30,         June 30,              June 30,        June 30,
                                                     2002             2001                  2002            2001
                                               ----------------------------------    ---------------------------------
                                                  (U.S. dollars in thousands)           (U.S. dollars in thousands)
     Net loss available to Ordinary
        Shareholders .........................     $(28,465)        $(28,709)             $(35,089)        $(29,118)
     Unrealized loss on investment ...........            -                -                     -             (111)
     Less: Reclassification adjustment for
        gains included in net income .........            -                -                     -             (164)
                                               ----------------------------------     ---------------------------------
     Comprehensive loss ......................     $(28,465)        $(28,709)             $(35,089)        $(29,393)
                                               ==================================     =================================

10.  Restructuring

     During the three months ended June 30, 2002, IONA's management and board of directors approved restructuring plans, which included consolidation of excess facilities and a reduction in workforce. Total accrued restructuring costs of $7.9 million were recorded in the second quarter related to these initiatives. Management expects these restructuring efforts to be finalized by September 2002.

      Accrued restructuring charges included approximately $4.7 million representing the cost of involuntary employee separation and related costs for approximately 100 employees worldwide. Employee separation benefits included severance, medical and other benefits. Employee separations affected the majority of business functions, job classes and geographies, with a majority of the reductions in sales and marketing in the United States and Europe. The restructuring plans also included costs totaling approximately $3.2 million associated with the closure and consolidation of office space, principally in the United States. Amounts of restructuring costs remaining at June 30, 2002 of $6.0 million relate to remaining separation and facility closure and consolidation costs with all cash outlays expected to be completed by the end of 2006.

11.  Subsequent Events

     In August 2002, IONA's management and board of directors approved further restructuring plans to streamline its cost structure. These restructuring plans were initiated in August 2002 and include a reduction in workforce and the closure and consolidation of office space. Certain costs associated with the implementation of these plans will be recorded as a restructuring charge in the quarter ending September 30, 2002.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the integration of recent and future acquisitions; the launch of our End 2 Anywhere(TM) strategy for Web Services Integration; growth in market demand for Web services and integration; our enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to "--Factors Affecting Future Results" below and to our Annual Report on Form 20-F under the Securities Act of 1934, amended, and the consolidated financial statements for the year ended December 31, 2001 included therein.

Overview

     We provide software that enables our customers to develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. Our comprehensive, standards-based products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. Our products are designed to enable the rapid alignment of evolving business processes with distributed information technology systems to reach customers, partners, suppliers and employees, which we refer to as "End 2 Anywhere(TM)" or "E2A(TM)". We offer professional services including ongoing customer support and maintenance as well as high-level design consultation, developer education and product implementation.

     Our revenue is derived from product license fees and charges for support and global services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when earned.

     To date, we have derived substantially all of our revenue from the licensing of our enterprise integration and application server software products that currently compose our Orbix E2A Application Server Platform, and fees from related services. We expect that our recently introduced products will increasingly contribute to our revenue. We market our E2A software products, consisting of our Orbix E2A Application Server Platform and Orbix E2A Web Services Integration Platform, through our direct sales organization and through software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

     Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue and higher gross margins on direct sales than on sales through indirect channels.

     Our operating expenses, excluding stock compensation, in-process research and development, amortization of goodwill and purchased intangible assets, restructuring, write-off of assets, and settlement of litigation, have increased in absolute dollar amounts in each consecutive year from 1996 through 2001. This trend reflects our rapid transition from concentrating primarily on product development to marketing and licensing products, offering services and developing our software.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

     In 2001, we acquired Netfish Technologies, Inc. ("Netfish"). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. In the second quarter of 2002, 234,513 of these ordinary shares were released to the former Netfish shareholders. The remaining ordinary shares will be released and distributed to the former Netfish shareholders during the next 12 months, after adjusting for any indemnification payments made. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on independent valuation.

     In 2001, we acquired Object-Oriented Concepts, Inc. ("OOC"). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options. Of the newly-issued ordinary shares, 262,129 were subject to return to us as a purchase price adjustment upon the failure of OOC to achieve certain performance targets. These performance targets were achieved in 2001 and in the first quarter of 2002. As a result, 262,129 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation.

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

     On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, investments, foreign currency, income taxes, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the critical accounting policies described below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

     We recognize the majority of our revenue pursuant to software license agreements. Revenue from software license agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. A signed license agreement, purchase order or a written contract is used as evidence of an arrangement.

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     We generate a portion of our revenues and corresponding accounts receivable through sales denominated in currencies other than the U.S. dollar. Historically, the foreign currency gains and losses on these receivables have not been significant, and we have determined that foreign currency derivative products are generally not required to hedge our exposure. If there were a significant decline in the euro exchange rate, the U.S. dollar equivalents which we would receive from our customers could be less than the reported amount.

Marketable Securities

     We currently classify our marketable securities as trading securities. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these securities are measured at fair market value in the financial statements with unrealized gains or losses reflected in earnings. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses that would be reflected in earnings.

Impairment of Intangible Assets

     We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") on January 1, 2002, and in accordance with this new rule on accounting for goodwill and other intangible assets, our goodwill and indefinite-lived intangible assets will no longer be amortized. In lieu of amortization, we performed an initial impairment review of our goodwill and indefinite-lived intangible assets on January 1, 2002 and will perform subsequent annual impairment reviews hereafter. Based on our initial impairment review on January 1, 2002, we determined there was no impairment of our goodwill or indefinite-lived intangible assets.

     We assess on an interim basis the impairment of identifiable intangibles and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Factors considered important, which could trigger an interim impairment review, include the following:

o significant underperformance relative to expected historical or projected future operating results;

o significant changes in the manner or our use of the acquired assets or the strategy for our overall business;

o    significant negative industry or economic trends; and

o significant decline in our stock price for a sustained period; and our market capitalization relative to net book value.

     If an indicator of impairment arises, an additional impairment test will be completed using the date the indicator arose as the measurement date.

     We have one reporting unit as defined in SFAS 142. We will perform the first required annual impairment test on October 1, 2002.

Results of Operations

     The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods presented :

                                                      Three Months Ended                      Six Months Ended
                                                  June 30,         June 30,              June 30,          June 30,
                                                    2002             2001                  2002              2001
                                              -----------------------------------    ------------------------------------
Revenue:
     Product revenue                                 51.0%            69.2%                 59.2%             67.2%
     Service revenue                                 49.0             30.8                  40.8              32.8
                                              -----------------------------------    ------------------------------------
        Total revenue                               100.0%           100.0%                100.0%            100.0%
Cost of revenue:
     Cost of product revenue                          2.1%             1.8%                  1.6%              2.3%
     Cost of service revenue                         27.5             18.2                  22.5              18.9
                                              -----------------------------------    ------------------------------------
        Total cost of revenue                        29.6%            20.0%                 24.1%             21.2%
                                              -----------------------------------    ------------------------------------
        Gross profit                                 70.4%            80.0%                 75.9%             78.8%
Operating expenses:
     In-process research and development              0.0%             7.0%                  0.0%              3.8%
     Research and development                        39.8             21.2                  31.9              20.0
     Sales and marketing                             76.6             51.8                  62.1              47.8
     General and administrative                      12.8              8.6                  10.6               8.5
     Amortization of other non-current assets        12.5             10.3                   9.9               6.7
     Amortization of goodwill and
         indefinite lived intangible assets                           29.4                   0.0              19.4

     Restructuring                                   29.9             11.1                  11.9               6.1
     Write-off of assets and related costs            6.0              0.0                   2.4               0.0
                                              -----------------------------------    ------------------------------------
        Total operating expenses                    177.6%           139.4%                128.8%            112.3%
                                              -----------------------------------    ------------------------------------
Loss from operations                               (107.2)%          (59.4)%               (52.9)%           (33.5)%
     Interest income, net                             1.5              1.5                   0.9               2.0
     Net exchange loss                               (0.5)            (0.3)                 (0.5)             (0.3)
     Gain on sale of investment and other
         income                                       0.0              0.0                   0.0               0.2
                                              -----------------------------------    ------------------------------------
Loss before provision
   for (benefit of) income taxes                   (106.2)%          (58.2)%               (52.5)%           (31.6)%
Provision for (benefit of) income taxes               1.9             (2.5)                  0.8              (0.7)
                                              -----------------------------------    ------------------------------------
Net loss                                           (108.1)%          (55.7)%               (53.3)%           (30.9)%
                                              ===================================    ====================================

Gross profit:
     Product                                         95.8%            97.4%                 97.4%             96.6%
     Service                                         43.9%            40.9%                 44.8%             42.3%

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Total Revenue

     Total revenue decreased by 48.9% to $26.3 million for the three months ended June 30, 2002 from $51.5 million for the three months ended June 30, 2001. Total revenue from customers located outside the United States represented 37.6% of total revenue for the three months ended June 30, 2002 and 38.4% of total revenue for the three months ended June 30, 2001, or $9.9 million and $19.8 million, respectively.

     Product Revenue. Product revenue decreased by 62.3% to $13.4 million during the three months ended June 30, 2002 from $35.7 million during the three months ended June 30, 2001. The decrease in product revenue was attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

     Service Revenue. We provide global services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 18.8% to $12.9 million during the three months ended June 30, 2002 from $15.9 million during the three months ended June 30, 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

Cost of Revenue

     Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.6 million, resulting in a product gross margin of 95.8%, for the three months ended June 30, 2002 compared to $0.9 million, or a product gross margin of 97.4%, for the three months ended June 30, 2001. The decrease in product gross margin was attributable to a deterioration of the economies of scale in shipping and material costs due to lower volume sales as well as an increase in third-party royalties as a percent of product revenue.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $7.2 million, resulting in a service gross margin of 43.9%, for the three months ended June 30, 2002 compared to $9.4 million, or a service gross margin of 40.9%, for the three months ended June 30, 2001. The increase in service gross margin was primarily attributable to a lower service cost structure and efficiencies in operations.

Operating Expenses

     In-process Research and Development. In connection with the acquisition of Netfish, IONA recorded a $3.6 million charge, or 7.0% of total revenue, for the three months ended June 30, 2001 to account for in-process research and development acquired for which technological feasibility had not been established and for which alternative future uses did not exist. There were no events that required a charge to in-process research and development during the three months ended June 30, 2002.

     Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, cost of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $10.5 million, or 39.8% of total revenue, for the three months ended June 30, 2002 compared to $10.9 million, or 21.2% of total revenue, for the three months ended June 30, 2001. The increase in research and development expenses as a percentage of total revenue was due to declining revenue. We expect research and development expenses to decrease in dollar amounts in future periods.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $20.2 million, or 76.6% of total revenue, for the three months ended June 30, 2002 compared to $26.7 million, or 51.8% of total revenue, for the three months ended June 30, 2001. The increase in sales and marketing as a percentage of total revenue was due to declining revenue. We expect sales and marketing expenses to decrease in dollar amounts in future periods.

     General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $3.4 million, or 12.8% of total revenue, for the three months ended June 30, 2002 compared to $4.5 million, or 8.6% of total revenue, for the three months ended June 30, 2001. The increase in general and administrative expenses as a percentage of total revenue was due to declining revenue. We expect general and administrative expenses to decrease in dollar amounts in future periods.

     Amortization of Other Non-Current Assets. Amortization of other non-current assets was $3.3 million, or 12.5% of total revenue, for the three months ended June 30, 2002 compared to $5.3 million, or 10.3% of total revenue, for the three months ended June 30, 2001. Upon adoption of SFAS 142 in January 2002, the net carrying amounts of assembled workforce of $6.8 million were reclassified from other non-current assets to goodwill and indefinite lived intangible assets. The decrease in amortization of other non-current assets is attributable to this reclassification and the fact that we are no longer amortizing amounts related to assembled workforce in accordance with SFAS 142. The remaining other non-current assets continue to be amortized on a straight-line basis over 4 years.

     Amortization of Goodwill and Indefinite Lived Intangible Assets. Amortization of goodwill and indefinite lived intangible assets was nil for the quarter ended June 30, 2002 compared to $15.1 million, or 29.4% of total revenue, for the three months ended June 30, 2001. The decrease in amortization of goodwill and indefinite lived intangible assets is directly attributable to the adoption of SFAS 142, in January 2002, under which goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 142. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets at January 1, 2002 and determined that there was no impairment to our goodwill or indefinite lived intangible assets.

     Restructuring. In the three months ended June 30, 2002, our management and board of directors approved restructuring plans with the goal of bringing operating expenses in line with net revenues. Restructuring expenses were $7.9 million, or 29.9% of total revenue, for the three months ended June 30, 2002. Expenses included approximately $4.7 million representing the cost of involuntary employee separation and related costs for approximately 100 employees worldwide and costs totaling approximately $3.2 million associated with the closure and consolidation of office space principally in the United States. Restructuring expenses for the three months ended June 30, 2001 were $5.7 million, or 11.1% of total revenue, and related primarily to the integration of operations resulting from acquisitions, consolidation of duplicative facilities, and reduction of overhead.

     In August 2002, our management and board of directors approved further restructuring plans to streamline our cost structure. These restructuring plans were initiated in August 2002 and include a reduction in workforce and the closure and consolidation of office space. Certain costs associated with the implementation of these plans will be recorded as a restructuring charge in the quarter ending September 30, 2002.

     Write-off of Assets and Related Costs. Write-off of assets and related costs were $1.6 million, or 6.0% of total revenue, for the three months ended June 30, 2002. This write-off was primarily attributable to our implementation of a new sales force automation system that replaced our existing system. There were no events that required a write-off of assets during the three months ended June 30, 2001.

Loss from Operations

     We generated an operating loss of $28.2 million, or 107.2% of total revenue, for the three months ended June 30, 2002 compared to an operating loss of $30.6 million, or 59.4% of total revenue, for the three months ended June 30, 2001. Operating loss as adjusted to eliminate stock compensation, amortization of other non current assets, restructuring, and the write-off of assets and related expenses would have been approximately $15.1 million, or 57.4% of total revenue, for the three months ended June 30, 2002 compared to an operating loss as adjusted to eliminate stock compensation and amortization of goodwill and intangible assets of approximately of $0.3 million, or 0.5% of total revenue, for the three months ended June 30, 2001. The operating loss for the three months ended June 30, 2002 primarily reflects the increase in expenses associated with our Orbix E2A development, sales and marketing efforts and the decrease in total revenue as a result of general economic conditions affecting the software market as a whole.

Other Income, Net

     Interest income, net was $0.4 million for the three months ended June 30, 2002 compared to $0.8 million for the three months ended June 30, 2001. Interest income, net represents interest earned on cash and investment balances. The decrease in interest income, net was due primarily to lower interest rates realized during the three months ended June 30, 2002.

     Net exchange losses were $0.1 million for the three months ended June 30, 2002 and 2001. These net exchange losses were primarily due to the weakness of the U.S. dollar against the Euro.

     Gain on sale of investment and other income was nil for the three months ended June 30, 2002 and for the three months ended June 30, 2001. We sold the remaining shares of our investment in a publicly-owned company in the first quarter of 2001.

Income Taxes

     Income taxes were $0.5 million for the three months ended June 30, 2002 compared to an income tax benefit of $1.3 million for the three months ended June 30, 2001. See "---Factors Affecting Future Results---If our effective tax rate increases, our business and financial results would be adversely impacted."

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Total Revenue

     Total revenue decreased by 30.1% to $65.9 million for the six months ended June 30, 2002 from $94.2 million for the six months ended June 30, 2001. Total revenue from customers located outside the United States represented 39.4% of total revenue for the six months ended June 30, 2002 and 39.0% of total revenue for the six months ended June 30, 2001, or $26.0 million and $36.7 million, respectively.

     Product Revenue. Product revenue decreased by 38.4% to $39.0 million during the six months ended June 30, 2002 from $63.3 million during the six months ended June 30, 2001. The decrease in product revenue was attributable to decreased sales of our products as a result of general economic conditions affecting the software market as a whole.

     Service Revenue. Service revenue decreased by 13.1% to $26.9 million during the six months ended June 30, 2002 from $30.9 million during the six months ended June 30, 2001. The decrease in service revenue was principally due to general economic conditions affecting the software market as a whole as well as decreased consulting revenue resulting from our efforts to develop and leverage our relationships with system integrators.

Cost of Revenue

     Cost of Product Revenue. Cost of product revenue was $1.0 million, resulting in a product gross margin of 97.4%, for the six months ended June 30, 2002 compared to $2.1 million, or a product gross margin of 96.6%, for the six months ended June 30, 2001. The decrease in cost of product revenue is attributable to the decrease in product sales and lower third-party royalties. The increase in product gross margin is directly attributable to lower third-party royalties in absolute dollars and as a percentage of product revenue for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

     Cost of Service Revenue. Cost of service revenue was $14.8 million, resulting in a service gross margin of 44.8%, for the six months ended June 30, 2002 compared to $17.8 million, or a service gross margin of 42.3%, for the six months ended June 30, 2001. The increase in service gross margin was primarily attributable to a lower service cost structure and efficiencies in operations.

Operating Expenses

     In-process Research and Development. In connection with the acquisition of Netfish, IONA recorded a $3.6 million charge, or 3.8% of total revenue, for the six months ended June 30, 2001 to account for in-process research and development acquired for which technological feasibility had not been established and for which alternative future uses did not exist. There were no events that required a charge to in-process research and development during the six months ended June 30, 2002.

     Research and Development. Research and development expenses were $21.0 million, or 31.9% of total revenue, for the six months ended June 30, 2002 compared to $18.9 million, or 20.0% of total revenue, for the six months ended June 30, 2001. The increase in research and development expenses as a percentage of total revenue was primarily due to declining revenue. We expect research and development expenses to decrease in dollar amounts in future periods.

     Sales and Marketing. Sales and marketing expenses were $40.9 million, or 62.1% of total revenue, for the six months ended June 30, 2002 compared to $45.0 million, or 47.8% of total revenue, for the six months ended June 30, 2001. The increase in sales and marketing expense as a percentage of total revenue was due to declining revenue. We expect sales and marketing expenses to decrease in dollar amounts in future periods.

     General and Administrative. General and administrative expenses were $6.9 million, or 10.6% of total revenue, for the six months ended June 30, 2002 compared to $8.0 million, or 8.5% of total revenue, for the six months ended June 30, 2001. The increase in general and administrative expenses as a percentage of total revenue was due to declining revenue. We expect general and administrative expenses to decrease in dollar amounts in future periods.

     Amortization of Other Non-Current Assets. Amortization of other non-current assets increased to $6.6 million, or 9.9% of total revenue, for the six months ended June 30, 2002 compared to $6.3 million, or 6.7% of total revenue, for the six months ended June 30, 2001. Amortization of other non-current assets at June 30, 2002 includes six months of amortization for certain assets that were acquired through Netfish Technologies, Inc. and Object Oriented Concepts, Inc. and continue to be amortized in accordance with SFAS 142. Upon adoption of SFAS 142 in January 2002, the net carrying amounts of assembled workforce of $6.8 million were reclassified from other non-current assets to goodwill and indefinite lived intangible assets and are no longer being amortized in accordance with SFAS 142. The remaining other non-current assets continue to be amortized on a straight-line basis over 4 years.

     Amortization of Goodwill and Indefinite Lived Intangible Assets. Amortization of goodwill and indefinite lived intangible assets was nil for the quarter ended June 30, 2002 compared to $18.3 million, or 19.4% of total revenue, for the six months ended June 30, 2001. The decrease in amortization of goodwill and indefinite lived intangible assets is directly attributable to the adoption of SFAS 142, in January 2002, under which goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with this SFAS 142. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets at January 1, 2002 and determined that there was no impairment to our goodwill or indefinite lived intangible assets.

     Restructuring. In the six months ended June 30, 2002, our management and board of directors approved restructuring plans with the goal of bringing operating expenses in line with net revenues. Restructuring expenses were $7.9 million, or 11.9% of total revenue, for the six months ended June 30, 2002. Expenses included approximately $4.7 million representing the cost of involuntary employee separation and related costs for approximately 100 employees worldwide and costs totaling approximately $3.2 million associated with the closure and consolidation of office space principally in the United States. Restructuring expenses for the six months ended June 30, 2001 were $5.7 million, or 6.1% of total revenue, and related primarily to the integration of operations resulting from acquisitions, consolidation of duplicative facilities, and reduction of overhead.

     In August 2002, our management and board of directors approved further restructuring plans to streamline our cost structure. These restructuring plans were initiated in August 2002 and include a reduction in workforce and the closure and consolidation of office space. Certain costs associated with the implementation of these plans will be recorded as a restructuring charge in the quarter ending September 30, 2002.

     Write-off of Assets and Related Costs. Write off of assets and related costs were $1.6 million, or 2.4% of total revenue, for the six months ended June 30, 2002. This write-off was primarily attributable to our implementation of a new sales force automation system that replaced our existing system. There were no events that required a write-off of assets during the six months ended June 30, 2001.

Loss from Operations

     We generated an operating loss of $34.8 million, or 52.9% of total revenue, for the six months ended June 30, 2002 compared to an operating loss of $31.5 million, or 33.5% of total revenue, for the six months ended June 30, 2001. Operating loss as adjusted to eliminate stock compensation, amortization of other non current assets, restructuring, and the write-off of assets and related expenses would have been approximately $18.0 million, or 27.3% of total revenue, for the six months ended June 30, 2002 compared to an operating income as adjusted to eliminate stock compensation and amortization of goodwill and intangible assets of approximately of $3.0 million, or 3.1% of total revenue, for the six months ended June 30, 2001. The operating loss for the six months ended June 30, 2002 primarily reflects the increase in expenses associated with our Orbix E2A development, sales and marketing efforts and the decrease in total revenue as a result of general economic conditions affecting the software market as a whole.

Other Income, Net

     Interest income, net was $0.6 million for the six months ended June 30, 2002, compared to $1.8 million for the six months ended June 30, 2001. Interest income, net represents interest earned on cash and investment balances. The decrease in interest income, net was due primarily to lower interest rates realized during the six months ended June 30, 2002.

     Net exchange loss was $0.4 million for the six months ended June 30, 2002 compared to $0.3 million for the six months ended June 30, 2001. These net exchange losses were primarily due to the weakness of the U.S. dollar against the Euro.

     Gain on sale of investment and other income was nil for the six months ended June 30, 2002 compared to $0.2 million for the six months ended June 30, 2001. We sold the remaining shares of our investment in a publicly-owned company in 2001.

Income Taxes

     Income taxes were $0.5 million for the six months ended June 30, 2002 compared to an income tax benefit of $0.7 million for the six months ended June 30, 2001. See "---Factors Affecting Future Results---If our effective tax rate increases, our business and financial results would be adversely impacted."

Liquidity and Capital Resources

     Net cash used in operating activities was $75.8 million for the six months ended June 30, 2002 compared to net cash provided by operating activities of $17.7 million for the three months ended June 30, 2001. At June 30, 2002, we had cash and cash equivalents and marketable securities of $99.6 million and working capital of $80.2 million.

     During the six months ended June 30, 2002, we used $59.5 million for net purchases of marketable securities.

     During the six months ended June 30, 2002, we invested $3.5 million in our management information systems and capital expenditures.

     During the six months ended June 30, 2002, we received approximately $63.7 million in net proceeds from the sale of our ordinary shares, primarily arising from a public offering of 4,600,000 American Depositary Shares ("ADSs") representing 4,600,000 of our ordinary shares.

     We believe that our capital resources are sufficient to finance our operations for at least the next twelve months. The foregoing estimate of the period of time through which our capital resources will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors including:

o    our operating results;

o the results and timing of our launch of new and enhanced products and services;

o the success of our marketing efforts, technological advances and competition;

o    working capital requirements; and

o    acquisitions of complementary businesses, technologies or products.

     It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional debt or equity securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in us limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Exposure to Currency Fluctuations

     Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized exchange losses of $375,000 and $269,000 for the six-month periods ended June 30, 2002 and 2001, respectively. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See "Quantitative and Qualitative Disclosure About Market Risks."

Factors Affecting Future Results

     The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are
                                 Page 20 of 31
subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including, but not limited to, risks and uncertainties discussed below, and risks and uncertainties relating to the integration of recent and future acquisitions; the launch of our End 2 Anywhere(TM) strategy for Web Services Integration; growth in market demand for Web services and integration; our enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.

A decline in information technology spending may result in a decrease in our revenues or lower growth rates.

     A decline in the demand for information technology (IT) solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers' level of funding for new or additional IT systems or services. An economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses. In addition, general economic and industry conditions may delay the timing of capital expenditures by corporations for IT.

     During the six months ended June 30, 2002, our customers reduced significantly or eliminated their IT spending. This decrease in IT spending, and general economic conditions affecting the software industry as a whole, reduced the number of software licenses we sold and negatively impacted our revenues in the six months ended June 30, 2002. IT spending levels and general economic conditions may continue to negatively impact our future revenues. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.


Our lengthy and variable sales cycle makes it difficult to predict our operating results.

     It is difficult to forecast the timing and recognition of revenues because our prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may range up to twelve months. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

o    reduced demand for application and Web services integration software;

o    introduction of products by our competitors;

o    lower prices offered by our competitors;

o    changes in budgets and purchasing priorities; and

o changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

     Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period-to-period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

     Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

o a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

o    the size of transactions can vary significantly;

o customers may unexpectedly postpone or cancel orders due to changes in their strategic priorities, project objectives, budget or personnel;

o customer evaluations and purchasing processes vary significantly from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

o the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

o    we may have to defer revenues under our revenue recognition policies.

     Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

     Historically, our revenues have been seasonal, primarily in the first quarter of each year.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

     Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable in part to costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain nonrecurring expenses attributable to the settlement of litigation. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration solutions.

     We believe that there is an emerging demand for Web services. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises implementing Web services. If the market for Web services infrastructure solutions does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

     The acceptance of our recently launched Orbix E2A Web Services Integration Platform also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or gain widespread acceptance, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

     The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

     In November 2001, we announced our Orbix E2A Application Server Platform and our Orbix E2A Web Services Integration Platform. These products may contain defects that may be detected at any point in the product's life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

o    loss of customers;

o    injury to our reputation;

o    loss or delay of market acceptance or sales;

o    increased service or warranty costs; or

o    legal action by our customers.

     In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

     As part of our business strategy, we intend to pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

     We may have to defer revenue recognition due to several factors, including whether:

o    we are required to accept extended payment terms;

o    the transaction involves contingent payment terms or fees;

o the transaction involves acceptance criteria or there are identified product-related issues; or

o license agreements include products that are under development or other undelivered elements.

     Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could extend our sales cycles and adversely affect our quarterly or annual operating results.

     We derive an increasing and significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

A deterioration in our relationship with software vendors, systems integrators or other third parties that market and sell our products could reduce our revenues.

     Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These systems integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and systems integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

     We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

If we do not manage rapid growth and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

     Rapid growth could place a significant strain on our management, operating procedures, financial resources, information systems, employees and facilities. To manage expanded operations, we will need to upgrade continuously our operating, accounting, reporting and information systems, and we will also need to integrate the systems of any acquired entity. If we experience delays or difficulties in upgrading or integrating our systems, our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to manage changing business conditions and expanded operations and to implement and improve our operational, financial control, reporting and information systems.

     We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary's Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market.

We operate in a highly competitive market and we may be unable to compete successfully against larger companies with greater resources.

     The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

     We compete principally against vendors of:

o    enterprise infrastructure software;

o    enterprise application integration software;

o    cross-enterprise integration software; and

o    enterprise application servers.

     We believe that our ability to compete depends in part on a number of factors outside of our control, including:

o the development by others of software that is competitive with our products;

o    the price at which others offer comparable products;

o    the ability of our competitors to respond effectively to customer needs;
     and

o    the ability of our competitors to hire, retain and motivate key personnel.

     In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. Moreover, due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

     Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

We derive substantially all of our revenue from a limited number of our products.

     To date, we have derived substantially all of our revenue from the licensing of our products that currently compose our Orbix E2A Application Server Platform and fees from related services. We expect these products and our Orbix E2A Application Server Platform to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for or sales of these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand or manage our direct sales force and other distribution channels, we maynot be able to increase our sales.

     To date, we have sold our products primarily through our direct sales force, software vendors, system integrators and other third parties. We plan to continue to invest in, and rely on sales through, these distribution channels. We experience lower profit margins on the distribution of our products through third-party distribution channels.

We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

If we are unable to hire and retain highly qualified personnel, our future results would be adversely affected.

     We depend to a significant extent upon a limited number of senior executives. Our future success will also depend upon our continuing ability to recruit, retain and assimilate technical, sales and marketing personnel. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

     We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

o    fluctuations in currency exchange rates;

o    political and economic conditions in various jurisdictions;

o unexpected changes in regulatory requirements, tariffs and other trade barriers;

o failure to enter into relationships with local resellers, systems integrators or other third party vendors, or to introduce localized products;

o    difficulties in staffing and managing foreign operations;

o    longer accounts receivable payment cycles; and

o differing laws affecting the enforceability of intellectual property rights and product liability.

     If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

If our effective tax rate increases, our business and financial results would be adversely impacted.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, tax rates in Ireland on trading income are significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

     The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

     We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction or inadequate protection could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology in our products, we may have to stop shipping products and incur significant development or license expenses.

     We incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

o    stop using the third-party technology;

o    stop shipping our products in which the third-party technology is used; or

o incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

     We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

     Third parties have notified us, and others may notify us, from time to time, that we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

o    discontinue the use of certain processes;

o    cease the use and sale of infringing products and services;

o    expend significant resources to develop non-infringing technology;

o    obtain licenses to competing technology; or

o reimburse customers under certain indemnification clauses relating to intellectual property rights in our licenses.

     We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses or adverse or protracted litigation arises out of any such assertion, our business, financial condition or results of operations could be materially adversely affected.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     The following discussion regarding IONA's market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, and actual results could differ materially from those discussed in the forward-looking statements.

     At June 30, 2002, we had no foreign exchange contracts outstanding and did not enter into any foreign exchange contracts in the six months ended June 30, 2002.

     Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

     We entered into certain equity investments for the promotion of business and strategic objectives, and typically do not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments, in a private company, are classified as available-for-sale at the balance sheet date, with unrealized gains or losses recorded in shareholders' equity. At June 30, 2002, the fair value of these investments was approximately $50,000.

Part II.  OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

      On February 24, 1997, IONA's Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through June 30, 2002:

    Purchase and installation of furniture and fixtures             $13,643,000

    Purchase and installation of machinery and equipment             29,865,000

    Short-term debt instruments                                      15,686,654

    Redemption of outstanding Preference Shares and
      payment of accrued and unpaid dividends thereon                   380,000



ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

     (b) The Company filed five (5) reports on Form 6-K during the fiscal quarter ended June 30, 2002. On April 18, 2002, the Company filed a Report on Form 6-K consisting of a press release reporting financial results for the fiscal quarter ended March 31, 2002. On June 5, 2002, the Company filed a Report on Form 6-K consisting of the information required in a quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002. On June 18, 2002, the Company filed a Report on Form 6-K consisting of the Company's proxy materials for its 2002 Annual General Meeting. On June 18, 2002, the Company filed a Report on Form 6-K consisting of the Company's statutory accounts required by Irish Law. On June 19, 2002, the Company filed a Report on Form 6-K consisting of the Company's annual report for the fiscal year ended December 31, 2001.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   IONA Technologies PLC

Date: August 23, 2002                              By:  /s/ Barry S. Morris
                                                        --------------------
                                                        Barry S. Morris
                                                        Chief Executive Officer
                                                        and Director